Exhibit 21.1

LIST OF SUBSIDIARIES OF

YALLA GROUP LIMITED

Subsidiaries	Jurisdiction of Incorporation
FYXTECH YALLA LIMITED	British Virgin Islands

FYXTECH Group Limited	British Virgin Islands

Yalla Technology FZ-LLC	United Arab Emirates

FYXTech HK Limited	Hong Kong

Hangzhou Yale Technology Co., Ltd. (杭州雅乐互动科技有限公司)	PRC

Shenzhen Moov Technology Co., Ltd. (深圳木五科技有限公司)	PRC